UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Resolution No. 81/22, we present the synthetic voting map consolidating the voting instructions received from the Central Depositary, the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Ordinary General Meeting to be held on April 29, 2026, at 3:00 P.M.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	Approve	64,968,469
		Reject	672
		Abstain	3,528,883
2	To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends	Approve	68,489,532	-
		Reject	546	-
		Abstain	7,946	-
3	To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026	Approve	68,463,915	-
		Reject	11,203	-
		Abstain	22,906	-
	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council)? * Note: This resolution is not included in the agenda of the OGM and was inserted in compliance with the provisions of article 36, sole paragraph, of Resolution CVM 81/22.	Approve	19,076,799	19,100,532
4		Reject	2,225,118	2,219,113
		Abstain	47,196,107	47,248,385

Carlos Ignacio Muñiz Gonzalez Blanch

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer